FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                          to

Commission file number 1-12317

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

National Oilwell Varco, Inc.

7909 Parkwood Circle Dr.

Houston, Texas 77036

REQUIRED INFORMATION

The National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Item 4.    In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this Report:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Benefits – December 31, 2018 and 2017

(c)	Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2018; and

(d)	Notes to Financial Statements

The Consents of Independent Registered Public Accounting Firms to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-46459) pertaining to the Plan are being filed as Exhibit 23.1 and Exhibit 23.2 to this Report.

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

December 31, 2018 and 2017, and Year Ended December 31, 2018

With Report of Independent Registered Public Accounting Firm

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2018 and 2017, and Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Benefits Plan Administrative Committee and Plan Participants

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As a part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2017.

Houston, Texas

June 28, 2019

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Cash	$611	$(5,884)
Receivables:
Employer contributions	—	—
Participant contributions	—	—
Investment income	6,891	3,855
Notes receivable from participants	48,913,999	47,550,764

Total receivables	48,920,890	47,554,619
Investments, at fair value	1,137,685,041	1,268,260,722
Fully benefit-responsive investment contracts at contract value	212,877,617	206,652,812

Total assets	1,399,484,159	1,522,462,269

Liabilities
Administrative fees payable	158,960	162,832
Pending trades	(49,063)	2,943,755

Total liabilities	109,897	3,106,587

Net assets available for benefits	$1,399,374,262	$1,519,355,682

See accompanying notes.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

Additions:
Employer contributions	$60,492,518
Participant contributions	61,825,137
Participant rollovers	5,299,710
Investment income	32,549,385
Interest income on notes receivable from participants	2,357,903

Total additions	162,524,653

Deductions:
Benefits paid to participants	145,842,978
Corrective distributions	2,180
Net depreciation in fair value of investments	143,533,091
Administrative expenses	1,862,816

Total deductions	291,241,065

Other changes in net assets:
Transfers from qualified plans	8,734,992

Total other changes in net assets	8,734,992

Net decrease	(119,981,420)

Net assets available for benefits at:
Beginning of year	1,519,355,682

End of year	$1,399,374,262

See accompanying notes.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2018

1. Description of Plan

The following description of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from National Oilwell Varco, L.P. (the Company or Plan Sponsor). The Company is a wholly owned subsidiary of National Oilwell Varco, Inc.

General

The Plan was established effective April 1, 1987, for the benefit of the employees of the Company. The Plan is a defined contribution plan covering substantially all domestic employees who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Mergers

The following plans transferred net assets into or (out of) the Plan as follows:

Plan Name	Effective Date of Merger	Date of Asset Transfer	Amount of Net Assets Transferred
Smith Fiberglass Collective Bargaining Unit 401(k) Plan	1-Dec-18	4-Dec-18	$5,872,651
CSI Inspection 401(k) Plan	14-Sep-18	14-Sep-18	$2,697,772
Elite Power 401(k) Plan	10-May-18	1-Jun-18	164,569

			$8,734,992

Contributions

Participants may make both pretax and after-tax contributions to the Plan. The Plan allows pretax salary deferral contributions of 1% to 100% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service (IRS) limitations. The Plan allows participants to designate their salary deferral contributions as Roth contributions. After-tax contributions may be made at 1% to 18% of eligible compensation. However, combined pretax and after-tax contributions, required

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

withholdings, and other elected deductions cannot exceed 100% of eligible compensation. The Plan provides for the automatic enrollment and payroll deduction of 4% of a newly eligible employee’s compensation as soon as practical following 60 days after employment.

The Company matches 100% of the first 4% of each participant’s contribution. The Company may also make a discretionary contribution (the Employer Retirement Contribution) to the Plan. The amount of the Employer Retirement Contribution is determined based upon participants’ eligible salary and years of service. Participants age 50 and older may contribute additional pretax catch-up contributions, subject to IRS limitations. For the year ended December 31, 2018, the Company contributed $30,803,363 of Employer Retirement Contributions. Participants must have completed one year of service in order to receive Company matching and Employer Retirement Contributions.

Vesting

Participants are immediately 100% vested in their participant and employer contributions and the related earnings that have been credited to their accounts.

Benefit Payments

The Plan pays lump-sum benefits upon retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances.

Participant Loans

The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments, plus interest, at prime plus one percent through payroll deductions and are due in one-to five-year terms, unless the loan is used to acquire a principal residence, in which case the loan term cannot exceed ten years. Repayments are made ratably through payroll deductions.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant loans are recorded on the financial statements as notes receivable from participants at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Certain administrative expenses are paid from the Plan’s assets. All other Plan expenses are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.

2. Summary of Accounting Policies

Basis	of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

Wells Fargo, N.A. serves as the Plan’s trustee and holds all investments of the Plan. Investments held by the Plan (except for fully benefit-responsive investment contracts) are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the record date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan provides for investments in various investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

New Accounting Pronouncements/Accounting Changes

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurements. The ASU modifies the disclosure requirements on fair value measurements in Accounting Standards Codification Topic 820. The ASU is effective for all reporting periods beginning after December 15, 2019, with early adoption permitted. An entity may elect to early adopt any removed or modified disclosures upon issuance of this Update and delay the adoption of the additional disclosures until the effective date. The Company has elected to early adopt this ASU; however, it did not have a material effect on the Plan’s financial statements.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

The fair value framework establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value by the Plan:

Self-directed brokerage accounts: Accounts primarily consist of cash, money market funds, mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Common collective trust funds: Valued at the NAV of shares held by the Plan at year-end. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2018		Assets at Fair Value as of December 31, 2017
	Level 1	Total	Level 1	Total
Corporate stock	$50,249,154	$50,249,154	$84,395,833	$84,395,833
Mutual funds	939,150,052	939,150,052	1,007,991,569	1,007,991,569
Self-directed brokerage accounts	3,420,543	3,420,543	3,394,761	3,394,761

Total assets in the fair value hierarchy	992,819,749	992,819,749	1,095,782,163	1,095,782,163

Investments Measured at Net Asset Value:
Common collective trust funds		144,865,292		172,478,559

Total investments, at fair value		$1,137,685,041		$1,268,260,722

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fully Benefit-Responsive Investment Contracts

The Plan offers an investment called the National Oilwell Varco Stable Value Fund, which is managed by Galliard Capital Management and is comprised of investments in fixed income security funds that are covered by synthetic guaranteed investment contracts (synthetic GICs), which are fully benefit-responsive investment contracts. Within this structure, the Plan owns both the fixed income security funds and the wrapper contracts.

In a synthetic GIC structure, the Plan makes investments in fixed income security funds. To reduce the risk of losses on these investments, the Plan purchases a wrapper contract from an insurance company or bank, which enables Plan participants to transact at a specified contract value by protecting the principal amount invested over a specific period of time.

Fully Benefit-Responsive investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Plan’s investments covered by the wrapper contracts earn interest at interest crediting rates that are typically reset on a monthly or quarterly basis. These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, or (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In some cases, an investment contract issuer may terminate a contract with the Plan and settle at amounts different from the contract value. Examples of these events include the Plan’s loss of its qualified status, material breaches of responsibilities that are not cured, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the investment contract issuer could terminate the contract at the market value of the underlying investments.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

5. Common Collective Trusts

The Harris Associates Oakmark International collective fund, is a common collective trust fund established, operated and maintained by SEI Trust Company, which is a direct filing entity with the U.S. Department of Labor. There are currently no redemption restrictions on this investment.

The Wells Fargo Short Term Investment Fund S is a common collective trust fund which invests primarily in short term fixed income securities, which is a direct filing entity with the U.S. Department of Labor. There are currently no redemption restrictions on this investment.

6. Related-Party Transactions and Parties of Interest Transactions

Certain investments of the Plan are managed by Wells Fargo, N.A., the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.

7. Income Tax Status

The Plan has received a determination letter from the IRS dated May 12, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and; therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and; therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedule

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Plan No. 001 EIN 76-0488987

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
*National Oilwell Varco, Inc.	1,955,220 shares of common stock	$50,249,154
Allianz Global Investors	Allianz NFJ Small Cap Value Fund	41,192,946
American Funds	Growth Fund of America R6	167,823,891
Van Kampen Funds	Invesco Van Kampen Growth & Income Fund	123,932,474
SEI Trust Company	Harris Assoc. Oakmark Int’l Collective Fund	119,967,662
Frost Funds	Frost Total Return Bond Fund	180,273,033
Vanguard	Vanguard FTSE All World Inv Fund	78,445,425
Vanguard	Vanguard Inflation Protected Secs Instl Fund	30,470,280
Vanguard	Vanguard Mid Cap Index Fund	134,183,597
Vanguard	Vanguard Small Cap Growth Index Fund	60,079,751
Vanguard	Vanguard Institutional Index Fund	98,823,511
Dimensional Funds	DFA Global Real Estate Securities	23,925,143
*Wells Fargo Bank, N.A.	Fixed Income Fund A	27,689,356
*Wells Fargo Bank, N.A	Fixed Income Fund L	84,505,167
*Wells Fargo Bank, N.A	Fixed Income Fund F	100,683,094
*Wells Fargo Bank, N.A	Short Term Investment Fund S	24,897,631
Various	Self-directed brokerage accounts	3,420,543
*Participant loans	Various maturities and interest rates ranging from 4.25% to 9.50%	48,913,999

		$1,399,476,657

*	Party in interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

June 28, 2019	/s/ Scott K. Duff
Date	Scott K. Duff
Member of the National Oilwell
Varco Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm